UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 4)*

Emmaus Life Sciences, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29137P109
(CUSIP Number)
Yutaka Niihara, M.D., MPH 21250 Hawthorne Boulevard, Suite 800 Torrance, CA 90503 (310) 214-0065
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 29137P109

1.	Name of reporting person. Yutaka Niihara, M.D., M.P.H.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☒

(B) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,667,563 (1)

	8.	Shared Voting Power 9,529,711 (2)

	9.	Sole Dispositive Power 1,667,563 (1)

	10.	Shared Dispositive Power 9,529,711 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,093,940

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.5% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) Consists of (a) 20,000 shares of Common Stock held directly by Dr. Niihara, (b) 44,229 shares of Common Stock for which Dr. Niihara is custodian for his minor children and of which he may be deemed the indirect beneficial owner since he has sole voting and investment control over the shares, (c) 55,556 shares owned by Hope Hospice and of which Dr. Niihara is the chief executive officer and may be deemed the indirect beneficial owner since he has sole voting and investment power over the shares, (d) 1,000,000 shares underlying warrants to purchase Common Stock, and (e) 444,444 shares underlying stock options.

(2) Represents shares of Common Stock held by Dr. Niihara or jointly by Dr. Niihara and his wife, Soomi Niihara.

(3) Based on 28,108,013 shares of Common Stock outstanding as of May 20, 2015.

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CUSIP No. 29137P109

1.	Name of reporting person. Soomi Niihara

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☒

(B) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,529,711 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,529,711 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,529,711

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.9% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) Represents shares of Common Stock held jointly by Soomi Niihara and her husband, Dr. Niihara.

(2) Based on 28,108,013 shares of Common Stock outstanding as of May 20, 2015.

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This Amendment No. 4 (this “Amendment”) relates to the Schedule 13D filed on May 6, 2011, as amended by Amendments No. 1, 2 and 3 filed on April 23, 2015, April 27, 2015 and April 27, 2015, respectively (as so amended, the “Amended Schedule 13D”), by Dr. Yutaka Niihara and his spouse, Soomi Niihara (each, a “Reporting Person” and, jointly, the “Reporting Persons”), with respect to the common stock, $0.001 par value (“Common Stock”), of Emmaus Life Sciences, Inc., formerly known as Emmaus Holdings, Inc. (the “Issuer”).

Item 4. Purpose of Transaction

Item 4 of the Amended Schedule 13D is hereby amended and supplemented by the following information:

Amendment to Director Designation Agreement

On November 19, 2015, the Issuer, Dr. Niihara and Sarissa Capital Management, L.P. (“Sarissa”) entered into an Amendment No. 1 to Agreement dated November 16, 2015 (the “Amendment”) pursuant to which, among other things, the parties to the Amendment agreed to terminate the Agreement dated September 11, 2013 among the parties and T. R. Winston & Company LLC, which is referred to as the “director designation agreement.” As a result of the Amendment, the Issuer, Dr. Niihara and Sarissa will have no further rights or obligations to each other under the director designation agreement.

The Amendment is set forth as Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 25, 2015 and is incorporated herein by reference. The foregoing description is qualified in its entirety by the text of the Amendment.

In connection with the Amendment, Mayu Sriskandajarah, Managing Director of Sarissa, resigned as a director of the Issuer. Dr. Niihara expects that the Issuer’s board of directors may be reconstituted to consist of approximately five to seven directors, including Dr. Niihara and Scott Gottlieb, the board designee of T. R. Winston & Company LLC, but there is no agreement or arrangement in this regard.

Dismissal of 225 Action

As previously reported by the Issuer, on November 20, 2015, the Court of Chancery of the State of Delaware ordered the entry of the parties’ stipulation to dismiss Dr. Niihara’s complaint filed under Section 225 of the Delaware General Corporation Law described in the Amended Schedule 13D.

Item 7. Material to be Filed as Exhibits.

The Amendment is incorporated herein by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 21, 2015.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2015	By	/s/ YUTAKA NIIHARA
Yutaka Niihara, M.D., M.P.H.

	By	/s/ SOOMI NIIHARA
Soomi Niihara

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